Pursuant to Rule 425 under the Securities
                                      Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                      Subject Company: Wachovia Corporation
                                      Commission File No. 1-9021
                                      Date: June  14, 2001


The following are two press releases issued by SunTrust Banks, Inc. on June 13, 2001.

                       [Logo of SunTrust Banks, Inc.]

For IMMEDIATE RELEASE
Contacts:

Investors                      Media
Gary Peacock                   Barry Koling               Carolyn Gosselin
404/658-4879                   404/230-5268               404/558-8677

SUNTRUST AUTHORIZES 5 MILLION SHARE STOCK REPURCHASE PROGRAM

ATLANTA (June 13, 2001) -- The Board of Directors of SunTrust Banks, Inc. (NYSE:STI) today authorized the repurchase of up to 5 million shares of the Company's common stock. Management expects these purchases to be made from time to time in the open market or through privately negotiated transactions depending on market conditions. This authorization is in addition to the share repurchase announced in August of last year; less than two million shares remain to be purchased under this existing authorization.

L. Phillip Humann, Chairman, President and Chief Executive Officer of SunTrust, stated, "We decided to increase our share repurchase authorization because we believe that SunTrust shares are undervalued at current trading prices. In addition, it is our expectation that, as we continue to communicate with Wachovia shareholders and the marketplace generally about the benefits of our proposal to merge with Wachovia - and begin our proxy solicitation process - there will be a greater appreciation of the compelling benefits of a SunTrust/Wachovia combination."

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is the nation's ninth-largest commercial banking organization. As of March 31, 2001, SunTrust had total assets of $103.7 billion and total deposits of $65.5 billion. The company operates through an extensive distribution network in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include traditional deposit and credit services as well as trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services.

                                    ###

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;
(5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. On June 12, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a revised preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to:
SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's revised preliminary proxy statement on Schedule 14A, filed with the SEC on June 12, 2001.



                       [Logo of SunTrust Banks, Inc.]


Contact:  Barry Koling
          404-230-5268

For Immediate Release
June 13, 2001

      SunTrust Says First Union's Proposed North Carolina Legislation
                 Would Disenfranchise Wachovia Shareholders

ATLANTA, GA - SunTrust Banks, Inc. (NYSE: STI) today issued the following statement in response to legislation proposed in North Carolina at the instigation of First Union (NYSE: FTU) that would disenfranchise shareholders of Wachovia Corporation (NYSE: WB) and all other North Carolina companies by preventing shareholders from calling special meetings.

     North Carolina and many other states - in fact a substantial majority of states in the U.S. - now allow shareholders to call special meetings if such provisions are included in either the bylaws or charter of a company. The proposed legislation, passed today by the North Carolina House of Representatives and to be taken up tomorrow by the Senate, would no longer allow special shareholder meetings unless included in a company's charter. Charter amendments must be proposed by a company's Board of Directors, not by the shareholders.

     Jim Wells, SunTrust Vice Chairman, said, "This misguided legislation will hurt shareholders of all North Carolina companies and discourage investment in any public company incorporated in North Carolina. Economic development in North Carolina will suffer when investors realize that midnight legislation can eviscerate their rights without warning. This is not about protecting North Carolina companies; it is about disenfranchising Wachovia's shareholders in a backdoor-effort to support First Union's takeover of Wachovia. We find it unconscionable that Wachovia's management would let First Union do this to Wachovia shareholders. Wachovia shareholders, not First Union, should have the right to determine the fate of their company. The First Union transaction will also hasten job losses and bank branch closings, decrease competition for financial services and have an overall negative impact on North Carolina communities. Our proposal is better for North and South Carolina because consumers and business will have more, not fewer, choices in selecting financial services providers. A SunTrust/Wachovia merger also means no closed branches in North and South Carolina and many fewer job losses."

         SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is the nation's ninth-largest commercial banking organization. As of March 31 2001, SunTrust had total assets of $103.7 billion and total deposits of $65.5 billion. The company operates through an extensive distribution network in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is www.suntrust.com

                                   # # #

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;
(5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. On June 12, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a revised preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to:
SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's revised preliminary proxy statement on Schedule 14A, filed with the SEC on June 12, 2001.